Exhibit 99.127

NexTech Signs AR Deal With Steyr Arms USA

New York, NY – Toronto, ON –February 19th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for eCommerce and AR learning applications, has signed a contract to provide AR to Steyr Arms, a world-renowned firearms manufacturer. Steyr has been a pioneer and innovator in the firearms industry for over 150 years and now supplies products to over 50 of the world’s militaries. NexTech will initially supply Steyr with its state-of-the-art cross-platform cross-browser WebAR solutions.

Bethany White, Director of Marketing comments, “Steyr Arms USA is dedicated to providing industry leading experiences for our consumers. After seeing what NexTech AR has been able to accomplish with other manufacturers, we believe that an investment in Augmented Reality is an ideal way to connect with people who are browsing our products online; building high levels of confidence in a purchase through one of our dealers. Our goal is to be a competitive name within a small pool of performance leading brands, and with NexTech AR we will have the tools we need to lead the charge in the ever-growing eCommerce sectors of this industry.”

Evan Gappelberg, CEO of NexTech AR Solutions comments, “We are thrilled to sign up yet another major brand in the firearms industry to our Web AR platform enabling them to showcase their products in rich, photo realistic 3D/AR. We expect to deliver the 3D/AR models shortly which will be viewable on the homepage of their website soon. With this deal we are continuing to execute on our stated business plan of signing up early adopters in AR and then moving them through our product offerings which includes; WebAR, AR for training and education and AR for 3D advertising. All of our customers are excited to join us as first movers in the fast-growing augmented reality and virtual reality markets.”

About Steyr Arms USA.

The Steyr AUG is the NATO bullpup assault rifle, designed in the 1960s by Steyr-Daimler-Puch and now manufactured by Steyr Mannlicher GmbH & Co KG. In 1864, industrial pioneer Josef Werndl founded a company in a sawmill that would eventually become Steyr Arms. Since that time, the company has undergone many changes as old-world craftsmanship eventually made way for precision computer-driven machines. Through the rich history of the company, Steyr’s key standards have always remained true. Today, like its renowned cold-hammer-forged barrels, Steyr’s four pillars of excellence—innovation, precision, reliability and safety—continue to be at the company’s heart.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University: having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios: expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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